Exhibit 99.1

Adagene Announces Authorization of Share Repurchase Program up to US$20 Million

SAN FRANCISCO, Calif. and SUZHOU, China, July 7, 2021 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a platform-driven, clinical-stage biopharmaceutical company committed to transforming the discovery and development of novel antibody-based immunotherapies, today announced that its board of directors has authorized a share repurchase program under which, Adagene may repurchase up to US$20 million of its ordinary shares in the form of American depositary shares, subject to the relevant rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s insider trading policy.

“I am pleased to announce this share repurchase program, which is a strong indication of the Board’s confidence in Adagene’s globally differentiated pipeline driven by our proprietary NEObody, SAFEbody and POWERbody platforms,” said Peter Luo, Ph.D., Co-founder, Chief Executive Officer and Chairman of Adagene. “We believe this program will ultimately benefit Adagene and create value for its shareholders and investors.”

The Company’s share repurchases, if any, under the share repurchase program may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program. The Company expects to utilize its existing funds to fund repurchases made under this program.

The share repurchase program is effective upon and from the date on which a formal stock repurchase plan engagement agreement is signed with a qualified broker-dealer(s), and terminates over a twelve-month period depending upon market and economic conditions, and other factors including price, legal and regulatory requirements and capital availability. The share repurchase program does not obligate Adagene to acquire any particular number of American depositary shares, and the share repurchase program may be modified or suspended at any time at the management’s discretion.

About Adagene Inc.

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biopharmaceutical company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by its proprietary DPL platform, composed of NEObody, SAFEbody, and POWERbody technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. Adagene has forged strategic collaborations with reputable global partners that leverage its technology in multiple approaches at the vanguard of science.

For more information, please visit: https://investor.adagene.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investors Contact:

Raymond Tam

Adagene

86-512-8777-3626

ir@adagene.com

Bruce Mackle

LifeSci Advisors

646-889-1200

bmackle@lifesciadvisors.com